



Nasdaq Regulation

Nasdaq

Joseph Cusick
Vice President
Market Surveillance

April 14, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 7, 2026, The Nasdaq Stock Market (the "Exchange") received from Global X Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Global X Space Tech ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,